Exhibit (d)(12)


FOR IMMEDIATE RELEASE                                   January 22, 1998


                   MASCOTECH, INC. COMPLETES ACQUISITION OF
                              TRIMAS CORPORATION

      MascoTech, Inc. (NYSE:MSX) today announced that the merger of its wholly-owned subsidiary, MascoTech Acquisition, Inc., with TriMas Corporation (NYSE:TMS) became effective today, completing MascoTech's acquisition of TriMas. Under the terms of the merger, all remaining TriMas stockholders will receive $34.50 in cash upon surrender of the certificates for their shares to The Bank of New York, as Depositary Agent appointed for that purpose. A Notice of Merger and Letter of Transmittal for surrendering shares will be mailed to all remaining holders of record of TriMas common stock promptly.

      MascoTech's transportation-related businesses include metal-worked components primarily for vehicle engine and drivetrain applications and automotive aftermarket products. TriMas is a diversified proprietary products company with leadership product positions in commercial, industrial and consumer niche markets.

      Visit MascoTech's website at http://www.mascotech.com. MascoTech's press releases are also available through Company News On-Call by fax, 800-758-5804, extension 535375, or http:www.prnewswire.com.